June 4, 2008

Eddie Austin, Jr.
Chief Executive Officer
Systems Management Solutions, Inc.
4703 Shavano Oak
Suite 104
San Antonio, TX 78249

       Re: Systems Management Solutions, Inc.
              Preliminary Information Statement on Schedule 14C Response Letter
              File No. 000-30803
              Filed May 23, 2008

Dear Mr. Austin:

      We have reviewed your response letter dated May 23, 2008 and have the following comments.

1.   We note your response to comment 1 of our letter dated May 16, 2008. In your response, you indicate that you will provide the address of each holder. Please confirm that you will provide the address of each holder in your definitive materials or remove this reference.

2.   In the table presented in response to comment 1, you address the aggregate holdings of the 6 non-affiliated shareholders. However, in your response, you did not include the percentage of shares that each of the 6 non-affiliated shareholders holds individually. Please tell us the percentage each non-affiliated shareholder owns.

3.   We note your response to comment 3 of our letter dated May 16, 2008. Please revise the table to include a footnote that states, if true, that Charles Pircher has sole voting power over the shares held by United Manager's Group, Inc.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Because the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please direct any questions to Stacie Gorman at (202) 551-3585, or the undersigned at (202) 551-3401.

Sincerely,

Jennifer Gowetski
Attorney-Advisor